SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PERMROCK ROYALTY TRUST

(Name of Issuer)

Trust Units representing Beneficial Interests

(Title of Class of Securities)

714254 109

(CUSIP Number)

Marshall Eves

201 West Wall Street, Suite 421

Midland, Texas 79701

(432) 253-7074

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with a copy to)

Michael S. Telle

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person Boaz Energy II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,915,732

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,915,732

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person NGP X US Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person PN (Limited Partnership)

* As further described in Item 5, NGP X US Holdings, L.P. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person NGP Boaz Energy II Co-Invest LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person OO (Limited Liability Company)

* As further described in Item 5, NGP Boaz Energy II Co-Invest LLC may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person NGP X Holdings GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person OO (Limited Liability Company)

* As further described in Item 5, NGP X Holdings GP, L.L.C. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person NGP Natural Resources X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person PN (Limited Partnership)

* As further described in Item 5, NGP Natural Resources X, L.P. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person G.F.W. Energy X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person PN (Limited Partnership)

* As further described in Item 5, G.F.W. Energy X, L.P. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person GFW X, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person OO (Limited Liability Company)

* As further described in Item 5, GFW X, L.L.C. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

CUSIP No. 714254 109		SCHEDULE 13D

1	Name of Reporting Person NGP Energy Capital Management, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds OO (see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,915,732 (see items 3, 4 and 5)*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,915,732 (see items 3, 4 and 5)*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,915,732 (see items 3, 4 and 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 48.6%

14	Type of Reporting Person OO (Limited Liability Company)

* As further described in Item 5, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the Trust Units of the Issuer that are held by Boaz Energy II, LLC.

Item 1.                                 Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the trust units representing beneficial interests (the “Trust Units”) in PermRock Royalty Trust, a Delaware statutory trust (the “Issuer”), which has its principal executive offices at P.O. Box 470727, Fort Worth, Texas 76147.

Item 2.                                 Identity and Background

(a)         The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 2:

(i)      Boaz Energy II, LLC, a Delaware limited liability company (“Boaz Energy”);

(ii)     NGP X US Holdings, L.P., a Delaware limited partnership (“NGP X US Holdings”);

(iii)    NGP Boaz Energy II Co-Invest LLC, a Delaware limited liability company (“NGP Boaz”);

(iv)    NGP X Holdings GP, L.L.C., a Delaware limited liability company (“NGP X US Holdings GP”);

(v)     NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP NR X”);

(vi)    G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”);

(vii)   GFW X, L.L.C., a Delaware limited liability company (“GFW X”); and

(viii)  NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”).

Boaz Energy, NGP X US Holdings, NGP Boaz, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM are collectively referred to as the “Reporting Persons” and the Reporting Persons other than Boaz Energy are referred to as the “NGP Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons (the “Listed Persons”) is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b)         (i)             The address of the principal business office of Boaz Energy is as follows:

201 West Wall Street, Suite 421
Midland, Texas 79701.

(ii)          The address of the principal business office of each NGP Reporting Person is as follows:

5221 N. O’Connor Boulevard, Suite 1100
Irving, Texas 75039.

(c)          The name, residence or business address, present principal occupation or employment and citizenship of each Listed Person is listed on Schedule I hereto.

(i)      Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy is the sole record owner of the Trust Units reported as beneficially owned in this Schedule 13D;

(ii)     NGP X US Holdings is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(iii)    NGP Boaz’s principal business is to hold equity interests in Boaz Energy;

(iv)    NGP X US Holdings GP’s primary business is to hold general partner interests in NGP X US Holdings;

(v)     NGP NR X is a fund managed by NGP ECM whose primary business activity is investing in various companies;

(vi)    GFW Energy X’s principal business is to hold general partner interests in NGP NR X;

(vii)   GFW X’s principal business is to hold general partner interests in GFW Energy X; and

(viii)  NGP ECM’s principal business is to manage various private investment funds, including NGP X US Holdings and NGP NR X.

(d)                                 During the last five years, none of the Reporting Persons or the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons or the persons named in Schedule I were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

On May 4, 2018, pursuant to a Conveyance of Net Profits Interest agreement (the “Conveyance”) entered into by and among the Issuer, Boaz Energy and Boaz Energy II Royalty, LLC, a wholly-owned subsidiary of Boaz Energy (“Boaz Royalty” and, together with Boaz Energy, the “Boaz Group”), the Boaz Group conveyed a net profits interest in certain properties located in the Permian Basin in Texas to the Issuer, effective as of January 1, 2018, in exchange for 12,165,732 Trust Units. In connection with the initial public offering of the Issuer, on May 4, 2018, Boaz Energy sold 6,250,000 Trust Units at a price of $17.00 per Trust Unit ($15.9375 per Trust Unit, after deducting underwriting discounts and commissions).

Item 4.                                 Purpose of Transaction

The information set forth in or incorporated by reference in Item 2, Item 3, Item 5, Item 6 and Schedule I of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Boaz Energy acquired the Trust Units reported in Item 3 above for investment purposes. The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a) — (j) of Schedule 13D.

(a)         The Reporting Persons or their affiliates or the Listed Persons may, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional Trust Units in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Trust Units now owned or hereafter acquired by them to one or more purchasers. Additionally, in connection with the initial public offering of the Issuer, Boaz Energy granted the underwriters a 30-day option to purchase up to an additional 937,500 trust units from it on the same terms and conditions as the initial public offering.

(b)         None.

(c)          None.

(d)         None.

(e)          None.

(f)           None.

(g)          None.

(h)         None.

(i)             None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.

Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters.

Item 5.                                 Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of this Schedule 13D are hereby incorporated herein by reference.

(a)-(b)              (i)             Boaz Energy is the sole record and beneficial owner of 5,915,732 Trust Units, which represents 48.6% of the outstanding Trust Units (based on the number of Trust Units outstanding as of May 4, 2018 as disclosed in the Issuer’s and Boaz Energy’s Registration Statement filed with the Commission on Form S-1).

(ii)          NGP X US Holdings, NGP X US Holdings GP, NGP NR X, GFW Energy X, GFW X and NGP ECM do not directly own any Trust Units. By virtue of owning 61.213% of the limited liability company interests in Boaz Energy, NGP X US Holdings may be deemed to indirectly beneficially own the Trust Units held by Boaz Energy, representing 48.6% of the outstanding Trust Units. NGP X US Holdings disclaims beneficial ownership of these Trust Units except to the extent of its pecuniary interest therein. NGP X US Holdings GP (the sole general partner of NGP X US Holdings), NGP NR X (the sole member of NGP X US Holdings GP), GFW Energy X (the sole general partner of NGP NR X) and GFW X (the sole general partner of GFW Energy X) may each be deemed to share voting and dispositive power over the reported Trust Units and therefore may also be deemed to be the beneficial owner of these Trust Units. GFW X has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these Trust Units and therefore may also be deemed to be the beneficial owner of these Trust Units.

(iii)       NGP Boaz does not directly own any Trust Units. By virtue of owning 33.777% of the limited liability company interests in Boaz Energy, NGP Boaz may be deemed to indirectly beneficially own the Trust Units held by Boaz Energy, representing 48.6% of the outstanding Trust Units. NGP Boaz disclaims beneficial ownership of these Trust Units except to the extent of its pecuniary interest therein. GFW Energy X (the managing member of NGP Boaz) and GFW X (the sole general partner of GFW Energy X) may each be deemed to share voting and dispositive power over the reported Trust Units and therefore may also be deemed to be the beneficial owner of these Trust Units. GFW X has delegated full power and authority to manage NGP Boaz to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these Trust Units and therefore may also be deemed to be the beneficial owner of these Trust Units.

(iv)      See Schedule I for the aggregate number and percentage of Trust Units beneficially owned by the Listed Persons.

Except as set forth or incorporated by reference in this Item 5 or Schedule I, none of the persons named in Item 2 or Schedule I beneficially owns Trust Units of the Issuer.

(c)          There have been no reportable transactions with respect to the Trust Units within the last 60 days by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons, except for the acquisition of beneficial ownership of the Trust Units being reported on this Schedule 13D.

(d)         Boaz Energy has the right to receive distributions from, and the proceeds from the sale of, the respective Trust Units reported by Boaz Energy on the cover page of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Trust Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 1, 3, 4 and 5 is hereby incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the initial public offering of the Issuer on May 4, 2018, the Issuer entered into a registration rights agreement with Boaz Energy (the “Registration Rights Agreement”), pursuant to which Boaz Energy is entitled to certain demand and piggyback registration rights relating to the Trust Units.

The description of the Registration Rights Agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which has been filed as Exhibit B, and is incorporated herein by reference.

Lock-Up Agreements

On May 1, 2018, in connection with the Underwriting Agreement dated May 1, 2018 among the Issuer, Boaz Energy, Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC (the “Underwriting Agreement”), in connection with the initial public offering of the Issuer, NGP X US Holdings, NGP Boaz and the managers and executive officers of Boaz Energy entered into lock-up agreements (the “Lock-Up Agreements”) with respect to the Trust Units held by Boaz Energy, pursuant to which they are subject to certain resale restrictions for a period of 180 days following May 1, 2018, the date of the Underwriting Agreement.

The description of the Lock-Up Agreements set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which has been filed as Exhibit C, and is incorporated herein by reference.

Item 7.                                 Material to Be Filed as Exhibits

Exhibit A                     Joint Filing Agreement*

Exhibit B                     Registration Rights Agreement, dated as of May 4, 2018, by and between Boaz Energy II, LLC and PermRock Royalty Trust (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on May 8, 2018).

Exhibit C                     Form of Lock-Up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to Issuer’s Current Report on Form 8-K filed on May 3, 2018).

Exhibit D                     Amended and Restated Trust Agreement of PermRock Royalty Trust, dated May 4, 2018, among Boaz Energy II, LLC, Wilmington Trust, National Association, as Delaware trustee of PermRock Royalty Trust, and Simmons Bank, as trustee of PermRock Royalty Trust (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed on May 8, 2018).

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 14, 2018

BOAZ ENERGY II, LLC

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

NGP X US HOLDINGS, L.P.

By:	NGP X Holdings GP, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP BOAZ ENERGY II CO-INVEST LLC

By:	G.F.W. Energy X, L.P., its managing member
By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its managing member
By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

Schedule I

Listed Persons

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below.

Boaz Energy II, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Marshall Eves	Chief Executive Officer and Manager	(1)	United States
Karan Eves	President and Manager	(1)	United States
David Hayes	Manager	(1)	United States
Tony Weber	Manager	(1)	United States
Scott Gieselman	Manager	(1)	United States

NGP X US Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Boaz Energy II Co-Invest LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP X Holdings GP, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Natural Resources X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy X, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW X, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Schedule I-1

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Chris Carter	Executive Committee Member	(2)	United States
Tony Weber	Executive Committee Member	(2)	United States
Craig Glick	Executive Committee Member	(2)	United States
Jill Lampert	Executive Committee Member	(2)	United States

(1) 201 West Wall Street, Suite 421, Midland, Texas 79701.

(2) 5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.

Schedule I-2

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement*

Exhibit B

Registration Rights Agreement, dated as of May 4, 2018, by and between Boaz Energy II, LLC and PermRock Royalty Trust (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on May 8, 2018).

Exhibit C	Form of Lock-Up Agreement (incorporated by reference to Exhibit D to Exhibit 1.1 to Issuer’s Current Report on Form 8-K filed on May 3, 2018).

Exhibit D

Amended and Restated Trust Agreement of PermRock Royalty Trust, dated May 4, 2018, among Boaz Energy II, LLC, Wilmington Trust, National Association, as Delaware trustee of PermRock Royalty Trust, and Simmons Bank, as trustee of PermRock Royalty Trust (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed on May 8, 2018).

* Filed herewith

Exhibit A

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of Trust Units representing Beneficial Interests in PermRock Royalty Trust is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature pages follow]

Exhibit A-1

Date: May 14, 2018

BOAZ ENERGY II, LLC

	By:	/s/ Marshall Eves
	Name:	Marshall Eves
	Title:	Chief Executive Officer

NGP X US HOLDINGS, L.P.

	By:	NGP X Holdings GP, L.L.C., its general partner

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Person

NGP BOAZ ENERGY II CO-INVEST LLC

	By:	G.F.W. Energy X, L.P., its managing member
	By:	GFW X, L.L.C., its general partner

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Person

NGP X HOLDINGS GP, L.L.C.

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Person

NGP NATURAL RESOURCES X, L.P.

	By:	G.F.W. Energy X, L.P., its managing member
	By:	GFW X, L.L.C., its general partner

	By:	/s/ Tony R. Weber
	Name:	Tony R. Weber
	Title:	Authorized Member

Exhibit A-2

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

GFW X, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Tony R. Weber
Name:	Tony R. Weber
Title:	Authorized Member

Exhibit A-3